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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

The Greenbrier Companies, Inc.
(Name of Issuer)
Common Stock, without par value
(Title of Class of Securities)
393657101
(CUSIP Number)
May 1, 2006
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	393657101

1	NAMES OF REPORTING PERSONS: William A. Furman.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States of America

	5	SOLE VOTING POWER:

NUMBER OF		1,061,100

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		1,061,100

WITH:	8	SHARED DISPOSITIVE POWER:

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,061,100

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	Not Applicable

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	6.7%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

Item 1(a). Name of Issuer
The Greenbrier Companies, Inc.
Item 1(b). Address of Issuer’s Principal Executive Offices
One Centerpointe Drive, Suite 200
Lake Oswego, OR 97035
Item 2(a). Name of Person Filing:
William A. Furman
Item 2(b). Address of Principal Business Office:
One Centerpointe Drive, Suite 200
Lake Oswego, OR 97035
Item 2(c). Citizenship:
United States of America
Item 2(d). Title of Class of Securities:
Common Stock, without par value
Item 2(e). CUSIP Number:
393657101

Item 3. If This Statement Is Filed Pursuant to Rules 13d-1(b), or 13d-2(b)
Not applicable
Item 4. Ownership
The following information is as of May 1, 2006:
(a)	Amount Beneficially Owned: 1,061,100

(b)	Percent of Class: 6.7%

(c)	Number of shares as to which such person has:
(i)	sole power to vote or to direct the vote: 1,061,100

(ii)	shared power to vote or to direct the vote: 0

(iii)	sole power to dispose or to direct the disposition of: 1,061,100

(iv)	shared power to dispose or to direct the disposition of: 0
Item 5. Ownership of Five Percent or Less of a Class
Not applicable
Item 6. Ownership of More than Five Percent on Behalf of Another Person
Not applicable
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
Not applicable
Item 8. Identification and Classification of Members of the Group
Not applicable

Item 9. Notice of Dissolution of Group
Not applicable
Item 10. Certification
Not applicable
SIGNATURE
               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: May 22, 2006

/s/ William A. Furman

William A. Furman